Energy Holdings, Inc.

2824 Copper Wind Lane, Unit 5

Las Vegas, NV 89183

March 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Energy Holdings, Inc.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form 10 (File No. 001-41659)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Energy Holdings, Inc. (“we,” “us,” “our,” or the “Company”) hereby submits this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form 10 (File No. 001-41659) (the “Registration Statement”), because the Company should have indicated that the securities to be registered pursuant to Section 12(g) of the Act instead of Section 12(b) as initially indicated.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Christopher Dieterich, of Dieterich & Associates, at (310) 312-6888.

Sincerely,

/s/ Chancellor Tiscareno
Chancellor Tiscareno
Chief Executive Officer